Mail Stop 3561

									March 16, 2006


Mr. Richard J. Schnieders
Chairman, Chief Executive Officer and President
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Re:	Sysco Corporation
      Form 10-K for the Fiscal Year Ended July 2, 2005
      Filed September 15, 2005
      File No. 1-06544

Dear Mr. Schnieders:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 2, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 11

1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decline in gross margin from fiscal 2004 to 2005 was due to several factors, including product costs increases, changes in segment mix, customer mix and pricing pressure. As those broad reasons do not facilitate a reader`s understanding of your results of operations, please explain in reasonable detail how those items specifically contributed to a decline in your gross margin. See SEC Release No. 33-8350.

Consolidated Cash Flows, page 33

2. We note that you present debt and bank and commercial paper borrowings and repayments on a net basis. The netting of these borrowings and repayments may not be appropriate under paragraph 13 of SFAS 95. Please tell us why you believe net presentation is appropriate and/or revise your future filings accordingly.

3. Please tell us how you classified stock-based compensation and related tax benefits in your statements of cash flows.

Summary of Accounting Policies

General

4. Please tell us and disclose in future filings your treasury stock accounting policies, including the method, such as FIFO, LIFO or average cost, by which the shares are removed from treasury.

Goodwill and Intangibles, page 35

5. We note that the goodwill and intangible assets line item is material to your balance sheet. Accordingly, please disclose the following information in accordance with SFAS 142:

* Please present the aggregate amount of goodwill as a separate line item in your consolidated balance sheet;

* For intangible assets subject to amortization, please disclose the gross carrying amount and accumulated amortization for each major intangible asset class, the aggregate amortization expense for each period in which a statement of operations is presented and the estimated aggregate amortization expense for each of the five succeeding fiscal years;

* For intangible assets not subject to amortization, please disclose the total carrying amount and the carrying amount for each major intangible class; and

* The changes in the carrying amount of goodwill during the period.

Please see paragraphs 42-45 of SFAS 142.

Acquisitions, page 37

6. Please tell us how you account for contingent consideration payable in the event certain operating results are attained and contingent consideration payable upon resolution of contingencies. Please ensure you tell us when you recognize contingent consideration and how you consider EITF 95-8 in determining whether or not contingent consideration represents compensation for services, use of property or profit sharing. Please also provide us a reconciliation of the number and amount of shares issued in acquisitions during fiscal 2005 disclosed in the third paragraph to the amounts disclosed in your statement of shareholders` equity.

Additional Financial Information

Stockholders` Equity, page 40

7. We note the disclosures on pages 6 and 7 regarding dividend access shares. Please explain to us in detail the nature and contractual terms of the dividend access shares and your related accounting treatment. In your response, please tell us how the shares and subsequent conversion to common shares are reflected in your financial statements. Please also tell us how you treat those shares in your earnings per share computations and whether there are any dividend access shares currently outstanding.

Other Comprehensive Income, page 41

8. Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. Please refer to paragraph 22 of SFAS 130.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Assistant Chief Accountant) at (202)
551-
3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief